UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2005

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                         .

This Form 6-K consists of the following:

1.	Press Release of ABB Ltd, dated September 5, 2005, regarding the delisting of shares from the London Stock Exchange.
2.	Press Release of ABB Ltd, dated September 6, 2005, regarding the announcement of mid-term targets to 2009.

Press Release

For your business and technology editors

ABB completes delisting of shares from London Stock Exchange

Zurich, Switzerland, September 5, 2005 – ABB Ltd. said today it has completed the process of delisting its shares from the London Stock Exchange.

ABB announced on August 4, 2005 it would delist its shares from the London and Frankfurt stock exchanges because the average daily trading volume there had become insignificant over the past three years.

The listing of the following securities (ordinary shares with a par value of CHF 2.50 each fully paid with ISIN number CH0012221716) had been canceled from trading on the London Stock Exchange with immediate effect.

ABB expects to finalize the process of delisting its shares from the Frankfurt Stock Exchange by the end of 2005. ABB shares will continue to be listed on the SWX Swiss Exchange (traded on virt-x), the Stockholm Stock Exchange and New York Stock Exchange.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 103,000 people.

For more information please contact:

Media Relations:	Investor Relations:	ABB Ltd
Thomas Schmidt	Switzerland: Tel. +41 43 317 7111	Affolternstrasse 44
Tel: +41 43 317 6568	Sweden: Tel. +46 21 325 719	CH-8050 Zurich, Switzerland
Fax: +41 43 317 7958	USA: Tel. +1 203 750 7743
media.relations@ch.abb.com	investor.relations@ch.abb.com

Press Release

ABB announces mid-term targets to 2009

Greater focus on business execution and value creation

Zurich, Switzerland, September 6, 2005 – ABB, the leading power and automation technology group, today announced its new mid-term targets for the five-year period from 2005 to 2009. The company also outlined a strategy that emphasizes improved business execution and a broader approach to value creation, including focus on growth, operating margin, use of capital and cash generation.

“ABB today is in a strong position and we can look forward to sustainable and profitable growth,” said Fred Kindle, ABB’s President and CEO. “The targets and actions we are announcing today are designed to build on our strength and secure our competitive success over the next five years and beyond.”

The new group targets reflect the company’s continuing focus on revenue growth and operational profitability as measured by earnings before interest and taxes (EBIT). In addition, the targets include net margin, return on capital employed and cash flow generation.

To support the execution of the strategy, the organization will be adjusted as of January 1, 2006. One layer of management is being removed, with the two core divisions replaced by their respective five business areas. A new function is being introduced at the executive committee level to integrate the regional organization more strongly.

“This is an evolution of our strategy, not a revolution,” Kindle said. “We remain focused on our core power and automation businesses. The strategy involves a balanced approach to value creation by widening our focus beyond growth to higher margins, greater return on capital, and cash generation. Above all, the emphasis will be on better execution to deliver results more consistently and reliably.”

Summary of 2009 group targets(1)

Revenue growth 2005-2009	> 5% (CAGR(2))
EBIT margin	> 10%
Net margin	> 5%
Return on capital employed (after tax) (ROCE)	Mid-teens
Free cash flow as share of net income	100%

(1) Targets are defined in Appendix I of this release.

(2) Compound annual growth rate over five years from 2005 to 2009, excluding major acquisitions and divestitures and assuming constant exchange rates.

“Our new targets for net income and cash flow are intended to put more emphasis on our bottom line and our ability to convert profit into cash,” said Michel Demaré, Chief Financial Officer. “The group target for return on capital employed will provide a more complete picture of how we use capital resources in the company and become a dynamic management tool to enhance value creation.” ROCE will also be used at the divisional level to establish target rates of return for new investments, taking into account each business’ EBIT expectation, risk profile, volatility and capital intensity.

New organizational structure

The current two core divisions, Power Technologies and Automation Technologies, will be eliminated, and their respective business areas will become the new divisions as of January 1, 2006: Power Products (formerly the Power Technology Products business area), Power Systems (formerly the Power Technology Systems business area), Automation Products (as at present), Process Automation (as at present), and Robotics (formerly the Manufacturing Automation business area). A new function at the group level, Global Markets and Technology, will help to drive execution of the strategy across national and regional borders.

Division targets

Division	Revenue growth 2005-09*	EBIT margin 2009
Power Products	> 6%	> 11%
Power Systems	> 5%	> 6%
Automation Products	> 5%	> 14%
Process Automation	> 5%	> 9%
Robotics	> 4%	> 9%

* Compound annual growth rate for the five years from 2005 to 2009, excluding major acquisitions and divestitures and assuming constant exchange rates

As of January 1, 2006, the Power Products, Power Systems and Automation Products divisions will be headquartered in Zurich, Switzerland. The Process Automation division will be based in Norwalk, Connecticut in the U.S., while the Robotics division will be based in Shanghai, China.

Management appointments

As a result of the change in divisional structure, the membership of ABB’s Executive Committee will change. As of January 1, 2006, the Executive Committee will comprise Fred Kindle (President and CEO), Dinesh Paliwal (President, Global Markets and Technology), Michel Demaré (CFO), Gary Steel (head of Human Resources), as well as new members Bernhard Jucker (head of Power Products), Samir Brikho (head of Power Systems), Tom Sjoekvist (head of Automation Products), Veli-Matti Reinikkala (head of Process Automation), and Anders Jonsson (head of Robotics).

Jucker is currently ABB’s country manager and head of the Automation Technologies division in Germany. Brikho is the head of the ABB Lummus Global downstream oil, gas and petrochemicals business and will retain this role in addition to his new responsibilities. Sjoekvist is the head of the Automation Products business area and Reinikkala is head of the Process Automation business area. Jonsson is currently head of the Automation Technologies division in China and is the operational excellence manager for the division worldwide. Brikho and Jonsson will take on the leadership of their respective businesses starting October 1, 2005.

In his new role as President of Global Markets and Technology, Paliwal – currently head of the Automation Technologies division – will focus on tapping the growth and profitability opportunities in key regions and trading areas. His responsibilities will include ensuring ABB expertise and resources are applied across national borders and that existing local support resources are used as efficiently as possible. Paliwal will continue to be country manager in the U.S. and regional manager in North America.

Peter Smits, currently head of the Power Technologies division, will assume the role as country manager in Germany and regional manager of Central Europe.

Impact on financial reporting

The company will report its financial results according to the new divisional structure starting in the first quarter of 2006 (historical divisional data for full years 2003 and 2004 are provided in Appendix I of this press release). Also starting with its 2005 annual financial statements, additional disclosures will be made on the group’s balance sheet to allow the calculation of return on capital employed.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 103,000 people.

More information

ABB’s mid-term targets press release and presentation slides are available from September 6, 2005 on the ABB News Center at www.abb.com/news and on the Investor Relations homepage at www.abb.com/investorrelations.

ABB will host a press conference and conference call for journalists, which will also be Webcast, starting at 10:00 a.m. Central European Time (CET) today. Callers from the UK should dial +44 20 7107 0611. From Sweden, dial +46 8 5069 2105, and from the rest of Europe, please dial +41 91 610 56 00. Lines will be open 15 minutes before the start of the conference. The audio playback of the conference call will start one hour after the end of the call and be available for 72 hours: Playback numbers: +44 207 108 6233 (U.K.), +41 91 612 4330 (rest of Europe) or +1 866 416 2558 (U.S./Canada). The code is 354, followed by the # key.

A meeting, conference call and live Webcast for analysts and investors is scheduled to begin today at 2:00 p.m. CET (8:00 a.m. EST). Callers should dial +1 412 858 4600 (from the U.S./Canada) or +41 91 610 56 00 (Europe and the rest of the world). Callers are requested to phone in ten minutes before the start of the conference call. The audio playback of the conference call will start one hour after the end of the call and be available for 96 hours. Playback numbers: +1 866 416 2558 (U.S./Canada) or +41 91 612 4330 (Europe and the rest of the world). The code is 642, followed by the # key.

Important notice about forward-looking information

This press release includes forward-looking information and statements including statements concerning the outlook, and revenue and margin targets for our businesses. These statements are based on current expectations, estimates and projections about the factors that may affect our future performance, including global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd and ABB Ltd’s lines of business. These expectations, estimates and projections are generally identifiable by statements containing words such as “expects,” “believes,” “estimates,” “targets,” “plans” or similar expressions. However, there are many risks and uncertainties, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking information and statements made in this press release. The important factors that could cause such differences include, among others, ABB’s ability to dispose of certain of our non-core businesses on terms and conditions acceptable to it, the terms and conditions on which asbestos claims can be resolved, trends in raw materials prices, market acceptance of new products and services, changes in governmental regulations and costs associated with compliance activities, interest rates, fluctuations in currency exchange rates and such other factors as may be discussed from time to time in ABB’s filings with the U.S. Securities and Exchange Commission, including its Annual Reports on Form 20-F. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

Appendix I

Targets defined

Revenue growth CAGR	Compound annual growth rate for the five years from 2005 to 2009, excluding major acquisitions and divestitures and assuming constant exchange rates

EBIT margin	Earnings before interest and taxes as a percentage of revenues

Net margin	Net income as a percentage of revenues

Free cash flow	Free cash flow (cash flow from operating activities adjusted for changes in financing receivables as well as net investments in property, plant and equipment) as a percentage of net income

Return on capital employed

EBIT (less tax), divided by the sum of fixed assets plus net working capital*
EBIT (less tax) = EBIT x (1 – tax rate)
Tax rate = Provision for taxes / Income from continuing operations before taxes and minority interest

* The published financial statements for the full years 2004 and 2003 do not present information in a manner that would allow the calculation of return on capital employed as calculated by ABB above. Starting with the 2005 annual financial statements, additional disclosures will be made on the group’s balance sheet to allow the above calculation.

Key divisional data 2003-2004(1)

Pro-forma and unaudited

(US$, millions)

	Revenues		EBIT		EBIT margin
Division	2004	2003	2004	2003	2004	2003
Power Products	5,958	4,927	493	448	8.3%	9.1%
Power Systems	3,691	3,516	119	147	3.2%	4.2%
Automation Products	5,378	4,582	667	490	12.4%	10.7%
Process Automation	4,675	4,046	279	181	6.0%	4.5%
Robotics	1,382	1,417	81	66	5.9%	4.7%
Non-core activities and other(2)	2,091	4,712	(30)	(462)	n/a	n/a
Corporate(2) / consolidation	(2,454)	(2,773)	(525)	(513)	n/a	n/a
Total Group	20,721	20,427	1,084	357	5.2%	1.7%

(1) Data for the five divisions shown in this table are not directly comparable with previously published data because certain internal sales were previously eliminated at the divisional level. In the table above, those sales have been eliminated at the group level.

(2) Real estate activities, previously reported under Corporate, are now being accounted for in Non-core activities and Other.

For more information please contact:

Media Relations:	Investor Relations:
Thomas Schmidt, Wolfram Eberhardt	Switzerland: Tel. +41 43 317 7111
Tel: +41 43 317 6568 or 6512	Sweden: Tel. +46 21 325 719
Fax: +41 43 317 7958	USA: Tel. +1 203 750 7743
media.relations@ch.abb.com	investor.relations@ch.abb.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: September 7, 2005	By:	/s/ Francois Champagne
	Name:	Francois Champagne
	Title:	Group Vice President and Senior
Counsel

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Vice President and
Assistant General Counsel